SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of June 2008

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

EXHIBITS

Exhibit Number		Page
1.1	Announcement (Appointment of Director), dated June 5, 2008	A-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date: June 6, 2008	By:	/s/ Wang Jianzhou
	Name:	Wang Jianzhou
	Title:	Chairman and Chief Executive Officer

Exhibit 1.1

ANNOUNCEMENT

APPOINTMENT OF DIRECTOR

The Board of Directors (the “Board”) of China Mobile Limited (the “Company”) is pleased to announce that, after review and approval by the Board and the Nomination Committee of the Company, Mr. Zhang Chunjiang has been appointed as a Vice Chairman and Executive Director of the Company with effect from 5 June 2008.

Mr. Zhang Chunjiang, age 49, is currently the Secretary of the CPC Committee and Vice President of China Mobile Communications Corporation. Mr. Zhang formerly held a series of senior level positions at the Liaoning Provincial Posts and Telecommunications Bureau, the Ministry of Posts and Telecommunications (“MPT”) and the Ministry of Information Industry (“MII”), including serving as the Deputy Director of the Liaoning Provincial Posts and Telecommunications Bureau, Director of Mobile Telecommunications Administration of the MPT, Director of Telecommunications Administration of the MII and Deputy Minister of the MII. Mr. Zhang also formerly served as President of China Network Communications Group Corporation, Chairman of China Netcom (Group) Company Limited, Chairman and Executive Director of China Netcom Group Corporation (Hong Kong) Limited and Non-executive Director of PCCW Limited. Mr. Zhang graduated from the Beijing University of Posts and Telecommunications in 1982 with a bachelor’s degree in telecommunications. Mr. Zhang is a professor-level senior engineer and has extensive experience in telecommunications management, operations and technology. Save as disclosed above, Mr. Zhang has not held any other directorships in any listed public companies in the last three years.

The Company and Mr. Zhang Chunjiang have not entered into any service contract which provides for a specified length of service. Mr. Zhang will be subject to retirement by rotation and re-election at annual general meetings of the Company every three years. Mr. Zhang will receive a salary of HK$100,000 per month, plus a discretionary bonus and a discretionary award of share options as may be determined by the Board with reference to his performance, together with an annual director’s fee of HK$180,000 as proposed by the Board and approved by shareholders of the Company. Director’s fees are payable on a time pro-rata basis for any non-full year’s service. The remuneration of Mr. Zhang Chunjiang has been determined with reference to his duties, responsibilities and experience, and to prevailing market conditions.

The Company firmly believes that Mr. Zhang Chunjiang’s extensive experience and valuable expertise will be of great benefit to the Company. The Company takes this opportunity to welcome him as a member of the Board.

A-1

Save as disclosed herein, Mr. Zhang Chunjiang does not have any relationship with any directors, senior management, substantial shareholder or controlling shareholder of the Company. He does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed above, there is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and there are no other matters relating to the appointment of Mr. Zhang Chunjiang that need to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Mobile Limited
Wang Jianzhou
Chairman and Chief Executive Officer

Hong Kong, 5 June 2008

As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Wang Jianzhou, Mr. Zhang Chunjiang, Mr. Li Yue, Mr. Lu Xiangdong, Mr. Xue Taohai, Madam Huang Wenlin, Mr. Sha Yuejia, Mr. Liu Aili, Madam Xin Fanfei and Mr. Xu Long as executive directors, Dr. Lo Ka Shui, Mr. Frank Wong Kwong Shing and Dr. Moses Cheng Mo Chi as independent non-executive directors and Mr. Paul Michael Donovan as a non-executive director.

A-2